File Support

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

09050709

March 25, 2009
[Revised – April 2, 2009]

Kathleen H. Moriarty, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022

Act	Exchange 1934
Section	Various; 11(d)(1)
Rule	Reg M Rules 101 102, 10b-10, 10b-14 11d1-2, 15c1-5, 15c1-6
Public Availability	2 Apr 2009

Re: ***Index IQ ETF Trust***
File No. TP 08-85

Dear Ms. Moriarty:

In your letter dated March 25, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), Index IQ ETF Trust ("Trust") on behalf of itself, its separate investment portfolios, the NYSE Arca, Inc. ("NYSE Arca"), ALPS Distributors, Inc., and persons or entities engaging in transactions in Shares of the Initial Funds ("Initial Shares"), requests exemptive, interpretive, or no-action advice regarding Section 11(d)(1) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), Rules 10b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act, and Rules 101 and 102 of Regulation M in connection with secondary market transactions in the Initial Shares on the NYSE Arca, or any other market on which the Initial Shares may subsequently trade, and the creation and redemption of Creation Units of the Initial Funds. A copy of your letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

The Trust was organized as a Delaware statutory trust on July 1, 2008 and is authorized to issue an unlimited number of Funds. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust has organized five Initial Funds. Each Initial Fund will utilize a particular "fund of fund" index as identified in your letter. The Initial Funds do not try to beat the Indexes that they track.

The Trust has listed the Initial Shares on the NYSE Arca and will offer and sell such shares pursuant to a Registration Statement that was declared effective on March 20, 2009. Each Initial Fund will issue and redeem its Initial Shares only in aggregations of 50,000 shares or multiples thereof. Initial Shares will not be individually redeemable.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust and its co-applicants exemptions from certain provisions of the Investment Company Act of 1940 with respect to the Initial Funds in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Initial Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation.[1] The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will continuously redeem at net asset value Creation Unit size aggregations of the Initial Shares and the secondary market price of the Initial Shares should not vary substantially from the net asset value of such Initial Shares, which is largely based on the market value of an Initial Fund's Portfolio Holdings and will be computed on each Business Day, the Staff hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M, thus permitting persons who may be deemed to be participating in a distribution of the Initial Shares to bid for or purchase the Initial Shares during their participation in such distribution.[2]

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1 17 CFR 242.101.

2 We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing Portfolio Holdings in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

The Staff also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of the Initial Shares and the receipt of the components of a Redemption Basket in exchange therefor by a participant in a distribution of the Initial Shares would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at net asset value Creation Units of the Initial Shares, the Staff hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M, thus permitting the Initial Funds to redeem the Initial Shares during the continuous offering of the Initial Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, particularly that the Commission has determined to grant an exemption from the Investment Company Act of 1940 to register the Trust as an open-end management investment company notwithstanding the fact that it issues Initial Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Initial Shares.

Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6

As discussed,[3] we are treating your request for relief under Section 11(d)(1) of the Exchange Act and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 thereunder as a request that the Staff confirm that it will not recommend enforcement action to the Commission if a broker-

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3 Telephone conversation among Brian A. Bussey, Bradley Gude, and Darren Vieira, Division of Trading and Markets, Commission and Kathleen Moriarty, Katten Muchin Rosenman LLP, on March 24, 2009.

dealer treats Initial Shares of each of the Initial Funds, for purposes of the relief from Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 provided in the Letter re: Derivative Products Committee of the Securities Industry Association (November 21, 2005) ("Class Relief Letter"), as shares of a Qualifying ETF (as defined in the Class Relief Letter).

Based on the facts and representations set forth in your letter, and without necessarily agreeing with your analysis, the Staff will not recommend enforcement action to the Commission if a broker-dealer treats Initial Shares of the Initial Funds, for purposes of the relief from Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 provided in the Class Relief Letter, as shares of a Qualifying ETF. In granting this relief, we note in particular your representations that at least 80 percent of an Initial Fund's Portfolio Holdings is, and will be, shares of some or all of the Prior ETFs and ETVs that are Index Constituents of the Initial Fund's stated Initial Index, that each of the Prior ETFs and ETVs held by an Initial Fund itself will have either met all conditions set forth in the Equity ETF Class Relief Letter and the Class Relief Letter, or the ETV Class Relief Letter, respectively, or will have received individual relief from the Commission,[4] and that in no case will an Initial Fund hold an equity security issued by a single issuer in excess of 20 percent of such Initial Fund's Portfolio Holdings. Accordingly, with respect to Initial Shares of the Initial Funds, to the extent that a broker-dealer satisfies the other conditions in the Class Relief Letter, it could rely on the exemptive and no-action relief contained therein.

The foregoing exemption from Rule 10b-17 under the Exchange Act, interpretations of Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) of the Exchange Act, and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 thereunder, are based solely on your representations and the facts presented to the Staff, and are strictly limited to the application of those to transactions involving the Initial Shares of the Initial Funds under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with

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[4] As discussed, with respect to Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6, we interpret your representation to mean that each of the Prior ETFs and ETVs held by an Initial Fund itself will have met all conditions set forth in the Class Relief Letter, will have received individual relief from the Commission, or will be able to rely on individual relief letters even though they are not named parties. *See, e.g.*, Letter from Josephine J. Tao, Associate Director, Division of Trading and Markets, to Richard M. Morris, WisdomTree Asset Management, Inc. dated May 9, 2008) ("We note that we have repeatedly expressed our views on Exchange Act Section 11(d)(1) and Exchange Act Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 with respect to exchange-traded funds that are not tied to an index. Having stated our views, we will no longer respond to requests for relief from Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 relating to exchange-traded funds that are not managed to track a particular index unless they present novel or unusual issues."); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP dated January 19, 2006 with respect to DB Commodity Index Tracking Fund and DB Commodity Services LLC ("[W]e note that we have repeatedly expressed our views on Section 11(d)(1) and Rule 11d1-2 with respect to the extension or maintenance or the arrangement for the extension or maintenance of credit on shares of commodity-based exchange-traded trusts that hold physical commodities or currency or that are public commodity pools ("CBETTs"), in connection with secondary market transactions. Having stated our views, we will no longer respond to requests for relief from Section 11(d)(1) and Rule 11d1-2 relating to new CBETTs, unless they present novel or unusual issues.").

respect to any of those facts or representations. Moreover, the foregoing exemption from Rule 10b-17 under the Exchange Act, interpretations of Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) of the Exchange Act, and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 thereunder are subject to the condition that such transactions in Initial Shares, any Portfolio Holdings, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Trading and Markets, pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Katten
KattenMuchinRosenman LLP

575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax

KATHLEEN H. MORIARTY
kathleen.moriarty@kattenlaw.com
212.940.6304 direct
212.894.5504 fax

March 25, 2009

Josephine J. Tao, Esq.
Assistant Director, Office of Trading Practices
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of IndexIQ ETF Trust, et al., for Exemptive, Interpretive or No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended, and Rules 10b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 thereunder and Rules 101 and 102 of Regulation M thereunder

Dear Ms Tao:

SUMMARY OF REQUEST FOR RELIEF

I am writing on behalf of IndexIQ ETF Trust ("Trust") and its separate investment portfolios (each, a "Fund", collectively, "Funds" and, together with the Trust, "Applicants"). Applicants, on behalf of themselves, NYSE Arca, Inc, ("NYSE Arca") or any other national securities exchange ("Exchange") or national securities association on or through which the exchange traded shares ("Shares") of the Trust[1] may subsequently trade (with each such market

[1] On March 17, 2009, the Trust listed the individual shares of its first five (5) Funds on NYSE Arca, see Part I. A of this letter below for a description of such Funds, referred to herein collectively as *"Initial Funds"*. The individual shares of the Initial Funds subject to the relief requested herein are referred to herein as *"Initial Shares")*. NYSE Arca has received approval from the Securities and Exchange Commission *("Commission")* pursuant to Section 19(b) of the Exchange Act of 1934, as amended *("1934 Act")* of rules applicable to the trading of Initial Shares, see NYSE Arca Rule 5.2(j)(3), PCX-02-35, July 12, 2002 as amended.

Also, Applicants, together with IndexIQ Advisors LLC ("Advisor") and ALPS Distributors, Inc. ("Distributor") have submitted a request for exemption from the application of certain sections of the Investment Company Act of 1940, as amended ("1940 Act") and the rules promulgated thereunder in connection with the Shares (see, Fifth Amended and Restated Application of the Applicants filed on March 10, 2009, for an Order Under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act (File No. 812-13441)("1940 Act Application") which was noticed on February 27, 2009 (Investment Company Act Release No. 28638; 812-13441) ("Notice"),and have received an referred to herein as a "Market")[2], ALPS Distributors, Inc. ("Distributor") and persons or entities engaging in transactions in Initial Shares, including Authorized Participants (as defined below), hereby request, as appropriate, from the staff ("Staff') of the Division of Trading and Markets of the Commission, or from the Commission itself, exemptions from, or interpretive or no-action advice regarding Section 11(d)(1) of the 1934 Act, Rules 10b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 thereunder and Rules 101 and 102 of Regulation M under the 1934 Act thereunder.

Applicants are familiar with requests made by, or on behalf of, various other ETFs and the response letters of the Commission's Division of Trading and Markets, formerly the Division of Market Regulation ("Division") granting the requested relief to (i) the open-end management investment companies and unit investment trusts (registered as such with the Commission) that have been listed and traded on a Market as "exchange traded funds" ("ETFs")[3], (ii) certain

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order on March 20, 2009 from the Commission granting such relief (Investment Company Act Release No. 28653; 812-13441) ("Order") (Notice and Order collectively referred to herein as "Trust Order").

[2] In the future, the Trust may determine to list Shares on a Market other than NYSE Arca. If the Trust lists Shares on a Market other than the NYSE Arca, Shares will be listed in accordance with exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the 1934 Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self regulatory organization rules, that have become effective pursuant to 1934 Act Section 19(b).

[3] *See*, for example, the relief requested by WisdomTree Trust and its funds *("WisdomTree ETFs")* and granted in the Letter from James A Brigagliano, Acting Associate Director, Division of Market Regulation ("Division of Market Regulation"), to Richard F. Morris, Esq. dated May 9, 2008 with respect to certain WisdomTree Funds, letter from James A Brigagliano, Acting Associate Director, Division of Market Regulation, to Richard F. Morris, Esq. dated October 12, 2006 with respect to certain additional WisdomTree Funds and in the letter from James A Brigagliano, Acting Associate Director, Division of Market Regulation, to Kathleen Moriarty, Carter, Ledyard & Milburn LLP dated June 15, 2006 with respect to certain existing as well as future WisdomTree Funds (collectively, *"WisdomTree Letters"); see also*, iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index, letter from James A Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan Lewis & Bockius, LLP, dated August 4, 2005; iShares FTSE/Xinhua China 25 Index Fund, letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP, dated October 14, 2004; Fresco Index Shares Fund, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw, dated October 21, 2002; iShares Trust, letters from James A. Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP, dated July 25, 2002, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated December 1, 2000, and September 5, 2000, and to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000 (collectively, "iShares Letters") ; *see also*, Vanguard Index Funds et al., letter from James A. Brigagliano, Associate Director of the Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 21, 2001; Vanguard World Index Funds, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Barry A. Mendelson, The Vanguard Group, dated October 20, 2004; and Vanguard International Equity Index Funds letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn, dated March 9, 2005 (collectively, "Vanguard Letters"); *see also* the relief requested by ProShares Trust and granted in the letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Kathleen Moriarty, Carter, Ledyard & Milburn LLP, dated January 24, 2007 with respect to certain existing as well as future ProShares Funds, amending the earlier letter from Brian B. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen Moriarty, Carter Ledyard & Milburn LLP dated June 20, 2006 (collectively, *"ProShares Letters*"); *see also* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss,

exchange traded financial products that are not registered investment companies ("ETVs")[4], as well as (iii) the Division's response letters issued in connection with certain ETF "Class Relief"[5]

Clifford Chance, US LLP, dated October 25, 2005 re PowerShares Lux NanoTech Portfolio as well as letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Clifford Chance, dated March 2, 2005 with respect to PowerShares Exchange-Traded Fund Trust and its PowerShares WilderHill Clean Energy Portfolio (collectively, "PowerShares Letters"); ; *see also* streetTRACKS Series Trust, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt, dated September 26, 2000; and *see also* Select Sector SPDR Trust, letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998 (the open-end management investment companies that are the subject of these letters are collectively referred to as the *"Open-End ETFs"*).

See also, BLDRS Trust, letter from James Brigagliano, Assistant Director, Division of Market Regulation to Edward S. Knight, Executive President and general counsel, NASDAQ, dated November 13, 2002, (regarding an extension to NASDAQ of the application of "generic relief" previously granted to the AMEX with respect to certain exchange traded funds occasioned by the listing of BLDRS for trading on the NASDAQ ("BLDRS Letter"); Nasdaq 100 Trust (with respect to trading of QQQ), Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3,1999 ("Nasdaq-100 Letter"); DIAMONDS Trust, letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to James F. Duffy, Executive Vice President and Counsel, AMEX, dated January 9, 1998 ("DIAMONDS Letter") MidCap SPDR Trust, letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 ("MidCap SPDR Letter");SPDR Trust, Series 1, letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993("SPDR Letter"); and The SuperTrust Trust; Letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq. of the AMEX, dated June 24, 1992, (the unit investment trusts that are the subject of these letters are collectively referred to as the *"UIT ETFs").* (Open-End ETFs and UIT ETFs are collectively referred to herein as the *"Prior ETFs").*

[4]*See*, for example, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq. , Sidley Austin Brown & Wood LLP dated January 19, 2006 with respect to DB Commodity Index Tracking Fund and DB Commodity Services LLC; letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated December 12, 2005, with respect to StreetTRACKS Gold Trust and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty of Carter, Ledyard & Milburn LLP, dated November 17, 2004, with respect to the streetTRACKS Gold Trust; letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to David Yeres, Clifford Chance, dated December 12, 2004, with respect to iShares COMEX Gold Trust and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to David Yeres, Clifford Chance US LLP, dated January 27, 2005, with respect to the iShares COMEX Gold Trust; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to George T. Simon, Foley & Lardner, LLP, dated December 5, 2005, with respect to the Euro Currency Trust (the financial products that are the subject of these letters are collectively referred to as the *"Prior ETVs"); see also* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath of the AMEX, dated November 3, 1999, regarding the trading of HOLDRs.

[5]*See* letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Claire P. McGrath, Esq., Vice President and Special Counsel, The American Stock Exchange, dated August 17, 2001 (re: Exemptive Relief for Exchange Traded Index Funds) (*"2001 Class Letter"*); *see also*, letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel, Securities Industry Association, dated January 3, 2005 (re: No-action Relief From Rule 200(g) of Regulation SHO); letter from Catherine McGuire, Esq., Chief Counsel, Division of Market Regulation, to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (re: Expanded

and "Class Relief" for certain commodity based ETVs[6]. Applicants represent that each of the Trust's Initial Funds will be structured and managed in the same manner as the Prior ETFs and in particular as described in the WisdomTree Letters, but for the fact that each Initial Fund will be structured as a "fund of funds"; that is, the portfolio holdings of each Initial Fund primarily will be comprised of shares of Prior ETFs and ETVs, rather than shares of issuers of individual equity securities, as discussed below in Part I.B. herein.

Applicants have carefully reviewed the ETF Class Relief Letters, and have determined that the ETF Class Relief does not appear to extend to the Initial Funds because they do not meet the terms of Condition 2 of the Equity ETF Class Relief Letter as discussed below in Part IV herein; that is, none of the Initial Funds will hold twenty (20) or more "Component Securities" and one or more Initial Funds may from time to time hold a Prior ETF and/or Prior ETV in excess of 25% of the total value of such Initial Fund.[7] Applicants note that each of the Prior ETFs and ETVs held by each Initial Fund either (i) meet all of the criteria established in the Equity ETF Class Relief Letter and the ETV Class Relief Letter, respectively, or (ii) have received individual relief pursuant to one or more response letters from the Division, such as the WisdomTree Letters and the ProShares Letters cited in footnote 3 above. Therefore, Applicants, on behalf of themselves and any Exchange and persons or entities engaging in transactions in Shares of the Initial Funds, hereby request, as appropriate, exemptions from, or interpretive or no-action advice regarding, Section 11(d)(1) of the 1934 Act, Rules 10b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 thereunder and Rules 101 and 102 of Regulation M thereunder. Applicants believe that this request is appropriate for the reasons stated in this letter and because the Division has stated in the Equity ETF Class Relief Letter that "requests for relief for products not meeting the above criteria will continue to be considered upon request on a case by case basis"[8]. The relief requested herein is substantially similar to that granted by the Commission to Prior ETFs in the Commission's response letters, especially that granted in the WisdomTree Letters and the ProShares Letters and is virtually identical to the relief granted in the Equity ETF Class Letter and the SIA Letter.

Class Relief for ETFs with respect to Section 11(d)(1) of the 1934 Act and Rules l0b-10, 11d1-2, 15c1-5, and 15c1-6 under the 1943 Act) ("*SIA Letter*"); letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Stuart M. Strauss, Esq., Clifford Chance US LLP (October 24, 2006) (re: ETFs comprised of Equity Securities and incorporating relief from certain prior letters) *("Equity ETF Class Letter");* letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Benjamin Haskin, Esq., Willkie Farr & Gallagher LLP (April 9,2007) ("*Fixed Income ETF Class Letter*") and letter from Josephine Tao, Associate Director, Division of Trading and Markets, to Domenick Pugliese, Esq., Paul, Hastings, Janofsky and Walker LLP with respect to ETFs that are comprised of both equity as well as fixed-income securities ("*Combination ETF Class Letter*") (collectively, *"ETF Class Relief Letters"*), which provided relief to those ETFs meeting the conditions set forth therein (collectively, *"ETF Class Relief ").*

[6] *See*, letter from Racquel L. Russell, Branch Chief, Office of Trading Practices and Processes, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP dated June 21, 2006 *("ETV Class Relief Letter").*

[7] *See,* Equity ETF Class Relief Letter, at 2 of 7.

[8] *Op. cit.* at 7 of 7.

This letter is divided into six parts. Part I is a description of the Trust and its Initial Funds that are listed for trading on an Exchange, Part II is a description of the Trust's disclosure documents with respect to its Initial Shares, Part III contains a discussion of dissemination of information regarding Shares, Part IV contains a discussion of the ETF Class Relief, Part V contains Applicants' requests for relief and Part VI is the conclusion.

PART I

A. THE TRUST AND ITS FUNDS

I. General

The Trust was organized as a Delaware statutory trust on July 1, 2008, is registered under the 1940 Act with the Commission as an open-end management investment company and is authorized to issue an unlimited number of Funds. As described in this letter, Applicants intend that each Initial Fund offer a single class of shares known as "Shares"[9] to be listed and traded in the secondary market on a Market.[10] The Trust has organized five Initial Funds identified and briefly described in Subsection III below which are the subject of this request for relief. Each Initial Fund will use a particular equity index also identified in Subsection III below ("Initial Index") that was established by Financial Development Holdco LLC ("IndexIQ" or "Index Provider"), and is calculated, maintained and disseminated by the Calculation Agent (defined below) in the manner and according to the Rule Book (as defined and described below). The Trust plans to issue other Funds at a later date and, if warranted, will submit a separate request for relief at such time(s).

The Trust intends to offer and sells its Initial Shares pursuant to a "Registration Statement" filed with the Commission (Registration Nos. 33-152915 and 811-22227 on Form N-1A under the 1940 Act and the Securities Act of 1933, as amended (the "1933 Act")), which was declared effective on March 20, 2009. Each Initial Fund is an index fund that seeks to track, as closely as possible, before fees and expenses, the performance of its stated Initial Index by holding a portfolio of investments selected to correspond generally to the price and yield performance of such index ("Portfolio Holdings"). The Portfolio Holdings of each Initial Fund will be comprised principally of the individual components of its stated initial Index (collectively, "Index Constituents"). Each Initial Fund intends to qualify as a "regulated investment company" for purposes of the Internal Revenue Code.

IndexIQ as the Index Provider to each Initial Fund,[11] has designed a proprietary, rules-based process ("Process") to create each Initial Index, as briefly described below. Each Initial

[10] The Trust has selected NYSE Arca as the Market on which it intends to list Shares of the Initial Funds.

[11] The principals of IndexIQ are also principals of IndexIQ Advisors LLC, which acts as the investment advisor to the Trust ("Advisor") as further described below. Therefore, IndexIQ is an "affiliated person" of the Advisor, Trust and its Funds within the meaning of Section 2(a)(3) of the 1940 Act.

Index will be "transparent" because the rule-book derived from such Process ("Rule-Book") and the composition of each such index will be freely available to the public.[12] Each Initial Fund will follow a stated Initial Index primarily comprised of equity securities as briefly described below. As disclosed in its Prospectus, each Initial Fund will use either a replication strategy or a "representative sampling" to track its respective Initial Index.

II. Each Initial Index is a "fund of funds" index

(1) General

Each Initial Index is a "fund of funds" index (each such "fund of funds" index, an "FOF Index"), meaning that its Index Constituents are primarily shares issued by Prior ETFs and ETVs currently listed and traded on a Market, rather than shares of individual corporate issuers As each Initial Fund is based upon an FOF Index, the Portfolio Holdings of each Initial Fund principally will be comprised of shares of the Prior ETFs and ETVs that are the Index Constituents of its stated Index, as more fully described below. In order to be included as an Index Constituent in an FOF Index, each Prior ETF or ETV must be (i) either an ETF registered under the 1940 Act or an ETV issuing equity securities, (ii) organized in the U.S., (iii) comprised of at least $50 million in assets under management initially and as of the date of the annual index reconstitution13 and (iv) listed on a Market. Index Constituents may include inverse ETFs (i.e., ETFs that produce investment results that are opposite of a particular benchmark index) and ultra inverse ETFs (i.e., ETFs that produce investment results that are opposite of a particular benchmark index by a factor greater than one). Applicants note that because each Initial Fund will invest in each Prior Inverse ETF, as well as any other Prior ETF, in reliance on the provisions of Section 12(d)(1)(F) of the 1940 Act, no more than 3% of the total outstanding shares of such Prior ETF may be held by any one Fund, or by all of the Initial Funds if more than one Initial Fund includes the same Prior ETF in its Portfolio Holdings.[14]

(2) Brief Overview of Process Used to Construct the Initial Indexes.

The Index Provider used its Process to construct each Initial Index (each of which is an FOF Index). First, the Index Provider chose a group of Prior ETFs and ETVs meeting all of the requirements stated immediately above to create the universe from which the individual Index Constituents will be selected ("Selection Universe"). Next, the Index Provider applied the Process to the Selection Universe, using the Rule Book, to select the actual Index Constituents for each FOF Index. In brief, the Process for each FOF Index used by the Initial Funds is a quantitative process designed to select individual Index Constituents that, when combined together, will produce an FOF Index designed to replicate the risk-return characteristics comparable to those of hedge funds generally, not individual hedge funds. As described more

[12] *See,* Part I.A.II.3. below.

[13] *See,* Part I.B.II. below.

[14] *See also*, Part V.A. and footnote 27 below.

fully in the Trust's Registration Statement and its 1940 Act Application,[15] certain of the FOF Indexes used by Initial Funds seek to replicate the risk-adjusted return characteristics of the collective hedge funds within a particular hedge fund strategy or combination of hedge fund strategies ("Hedge Fund Replication Process") as represented by publicly available hedge fund performance data provided by unaffiliated third parties. Other FOF Indexes used by Initial Funds incorporate the Hedge Fund Replication Process into their index construction, and additionally include an optimized weighting or other process ("Optimized Process") in order to seek to achieve particular investment objectives. Such investment objectives may include, but are not limited to, better replication results, or superior returns, low volatility, or low correlation to the broad equity markets.

(3) Portfolio Holdings of the Initial Funds

At least 80% of each Initial Fund's Portfolio Holdings is, and will be, shares of some or all of the Prior ETFs and ETVs that are the Index Constituents of its stated Initial Index. Some or all of the remaining 20% is, or will be, typically invested in equity securities that are not Index Constituents which the Advisor or Sub-Advisor believes will help the Initial Fund track its FOF Index ("Non-Index Constituents"), as well as cash, cash equivalents and various types of financial instruments including, but not limited to, futures contracts, swap agreements, forward contracts, reverse repurchase agreements and options on securities, indices and futures contracts (collectively, "Financial Instruments"). In no case will an Initial Fund hold an equity security issued by a single issuer in excess of 20% of such Initial Fund's Portfolio Holdings. Each Initial Fund generally will invest in each of the Index Constituents of its FOF Index in proportion to its weighting in such FOF Index. However, under various circumstances, it may not be possible or practicable to purchase all of the Index Constituents in those weightings; in such circumstances, an Initial Fund may invest in a sample of the Index Constituents of its FOF Index. There may also be instances in which the Advisor may choose to overweight another Index Constituent of the FOF Index, purchase Non-Index Constituents which the Advisor believes are appropriate to substitute for certain Index Constituents of the FOF Index or utilize various combinations of other available investment techniques, in seeking to track such FOF Index. In all cases, the Portfolio Holdings of each Initial Fund will have been selected pursuant to the rules-based Process described below in an attempt to track its Initial Index, (*i.e.*), no Initial Fund tries to beat its respective FOF Index. The relevant Rule Book, along with a list of Index Constituents in which each Initial Fund invests, will be made available at the Trust's website: www.indexiq.com ("Website").

[15] *See,* 1940 Act Application at 20-22 and Appendix B thereto.

(4) Portfolio Holdings of the Underlying ETFs and ETVs.

Each individual Prior ETF that is an Index Constituent of an Initial Index ("Underlying ETF") is a registered investment company advised by entities unaffiliated with the Advisor.[16] Each Underlying ETF follows its own specified underlying index ("Underlying Index") that is primarily comprised of shares of issuers of individual equity securities. Therefore, the portfolio assets of each Underlying ETF will principally be comprised of the individual securities components of its Underlying Index (collectively, "Underlying Securities"). The Underlying Securities of each Underlying ETF will be one or more of the following instruments: U.S. equities, non-U.S. equities, U.S. and non-U.S. fixed income securities, as well as Depositary Receipts, REITS and derivatives that provide similar exposure to its Underlying Index. In addition, the remainder of Underlying ETF's portfolio assets may be comprised of Financial Instruments described above.

Each individual Prior ETV that is an Index Constituent of an Initial Index ("Underlying ETV") is sponsored by entities unrelated to the Advisor. Each Underlying ETV follows its own specified underlying index or method of selecting assets. The assets held by each Underlying ETV will be some or all of the Financial Instruments described above, as well as commodities and currencies. On each day that the NYSE is open for business (each such day a "Business Day"), before the commencement of trading in Shares on the NYSE Arca, each Initial Fund will disclose the Website the identities and quantities of the Underlying ETFs and ETVs and other assets held by such Initial Fund that will form the basis for the calculation of NAV at the end of such day.

III. <u>Initial Funds and Initial Indexes</u>

The five Initial Funds and their respective Initial Indexes are as follows:

Name of Fund	Name of Initial Index
IQ Hedge Multi-Strategy Tracker ETF	IQ Hedge Multi-Strategy Index
IQ Hedge Macro Tracker ETF	IQ Hedge Global Macro Index
IQ Hedge Long/Short Tracker ETF	IQ Hedge Long/Short Index
IQ Hedge Event-Driven Tracker ETF	IQ Hedge Event-Driven Index
IQ Hedge Market Neutral Tracker ETF	IQ Hedge Market Neutral Index

The IQ Hedge Multi-Strategy Tracker ETF seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the IQ Hedge Multi-Strategy Index, which seeks to replicate the risk-adjusted returns of an unaffiliated third party's index showing returns of hedge funds that employ various hedge fund investment styles, which may include but are not limited to global macro, long/short, event-driven, market neutral,

[16] Each FOF Fund will be considered an "unaffiliated fund of funds" in reliance upon the provisions of Section 12(d)(1)(F) of the 1940 Act. *See,* Part I.A.II.1. above and Part V.A. and footnote 27 below.

emerging markets, fixed-income arbitrage and other strategies commonly used by hedge fund managers.

The IQ Hedge Macro Tracker ETF seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the IQ Hedge Global Macro Index, which seeks to replicate the risk-adjusted returns of an unaffiliated third party's index showing returns of hedge funds pursuing a global macro strategy.

The IQ Hedge Long/Short Tracker ETF seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the IQ Hedge Long/Short Index, which seeks to replicate the risk-adjusted returns of an unaffiliated third party's index showing returns of hedge funds pursuing a long/short strategy.

The IQ Hedge Event-Driven Tracker ETF seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the IQ Hedge Event-Driven Index, which seeks to replicate the risk-adjusted returns of an unaffiliated third party's index showing returns of hedge funds pursuing an event-driven strategy.

The IQ Hedge Market Neutral Tracker ETF seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the IQ Hedge Market Neutral Index, which seeks to replicate the risk-adjusted returns of an unaffiliated third party's index showing returns of hedge funds pursuing a market neutral strategy.

B. OTHER PARTIES.

I. Advisor and Sub-Advisor(s)

IndexIQ Advisors, as Advisor, is, and will be, the investment adviser to each of the Initial Funds. The Advisor is a limited liability company, with its principal office currently located at 800 Westchester Avenue, Suite N-611, Rye Brook, NY 10573 and is registered as an "investment adviser" under Section 203 of the Advisers Act. The Advisor is affiliated within the meaning of Section 2(a)(3) of the 1940 Act with the Index Provider (see below).

Mellon Capital Management Corporation, an indirect wholly-owned subsidiary of the Bank of New York Mellon (TNT) and a registered investment adviser with its principal offices located at 50 Fremont Street, Suite 3900, San Francisco, CA 94105, serves as the "Sub-Advisor" for each Initial Fund. The Sub-Advisor chooses each Initial Fund's portfolio investments and places orders to buy and sell each Initial Fund's Portfolio Holdings. The Sub-Advisor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, the Distributor, NYSE Arca, any other Market, the Index Provider or the Calculation Agent.

Applicants note that this management arrangement is very similar to that described in the WisdomTree Letters.

II. Distributor and Authorized Participants

ALPS Distributors, Inc., a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority ("FINRA"), will act as the Distributor and principal underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, Sub-Advisor, NYSE Arca, any other Market, the Index Provider, or the Calculation Agent.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to directly purchase or redeem Creation Units, as described below. An Authorized Participant must be an entity that is (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the SEC; or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit Aggregations " with the Distributor. Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or any Initial Fund in connection with the issuance or redemption of Shares. Authorized Participants are not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, Sub-Advisor, NYSE Arca, any other Market, the Index Provider, nor the Calculation Agent.

III. Administrator/Custodian/Transfer Agent/ Securities Lending Agent/Fund Accounting Agent

The Trust may appoint the Advisor or other service providers to act as administrator ("Administrator"), custodian ("Custodian") transfer agent ("Transfer Agent), Fund Accounting Agent ("Fund Accounting Agent") and securities lending agent ("Securities Lending Agent") for the Trust. The Bank of New York Mellon ("BNY Mellon") located at One Wall Street, New York, NY 10286 will act as Transfer Agent, Custodian, Administrator and Fund Accounting Agent for the Trust and the Initial Funds, for which it will receive fees. BNY Mellon is authorized to appoint certain foreign custodians or foreign custody managers for Initial Fund investments outside the United States ("Sub-Custodians"). BNY Mellon is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with NYSE Arca, any other Market, the Advisor, the Distributor or the Index Provider. Initial Funds may lend their Portfolio Holdings and will use a "Securities Lending Agent" for such purposes; the Securities Lending Agent will share in a portion of the revenue derived from lending each Initial Fund's Portfolio Holdings. The identity of the Advisor, Administrator, Custodian, Transfer Agent and Fund Accounting Agent is, and will be, disclosed in the Prospectus. If any such persons are "affiliated" persons within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Advisor or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

IV. Index Provider and Index Calculation Agent

Financial Development HoldCo LLC (d/b/a IndexIQ) ("FDH") is the owner and creator of the Indexes ("Index Provider"). As its principals are also principals of the Advisor, the Index Provider is an "affiliated person" (within the meaning of Section 2(a)(3) of the 1940 Act) of the Advisor, the Trust and the Initial Funds. The Index Provider has adopted policies and procedures, similar to those described in the WisdomTree Letters, designed to prevent the dissemination and improper use of non-public information about changes to the constituents of the Index and the Process. These policies and procedures are intended to limit or prohibit communication between the "Index Administrator" (the employee of FDH with ultimate responsibility for the Indexes and Process), the "Index Group" (those employees of FDH appointed to assist the Index Administrator in the performance of his/her duties) and the employees of the Advisor with respect to issues related to the maintenance, calculation and reconstitution of the Indexes. Among other things, the Index Administrator and Index Group are solely responsible for the creation and development of the Process and determining the nature of modifications to the Process and do not, and will not, have any responsibility for management of the Initial Funds. Also, the Index Provider has publicly disclosed the Process governing the construction and maintenance of the Indexes, and although it has reserved the right to modify the Process from time to time, it is required to publish notification of all such changes well in advance of their implementation, thus eliminating any advantage that the Advisor or any Initial Fund could enjoy over other market participants, including the investing public. In addition, the Index Administrator and Index Group are prohibited from providing information with respect to prior knowledge of companies that may be added to or deleted from an Index or from any Initial Fund to the Advisor, or any person affiliated with it or any Initial Fund.

FDH has entered into a "Calculation Agent Agreement" with Standard & Poor's to act as "Calculation Agent". The Calculation Agent is not, and will not be, an affiliated person of the Initial Funds, the Advisor, any Subadvisor, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Index Provider initially applied the Process to the Selection Universe and determined the number, type and weight of Index Constituents that will comprise each Index and will perform all calculations necessary to determine the proper make-up of each such Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Index, as well as the dissemination of the values of each Index and (ii) the FDH, Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Index, as specified in the relevant Rule Book.

The Calculation Agent will disseminate Index information through one or more unaffiliated third party data providers; Index values on a total return basis will be disseminated on an end-of-day basis through such third party data provider(s) and "price index values" of each Index will be calculated by the Calculation Agent and disseminated every 15 seconds to be printed to the Consolidated Tape. The Index Group will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Process.

Applicants note that the structural arrangements, policies and procedures described in this section are very similar to those described in the WisdomTree Letters.

C. MANAGEMENT OF THE INITIAL FUNDS - INDEXING APPROACH

The Trust's Board of Trustees (the "Board") has responsibility for the overall management of the Initial Funds. The Advisor, subject to the supervision of the Board, is responsible for the overall investment management of each Initial Fund. The Sub-Advisor will be responsible for the management of the investment and reinvestment of the Initial Fund's assets, subject to the supervision of the Advisor. As described in the statutory prospectus contained in the Registration Statement ("Prospectus"), the Initial Funds are not actively managed; rather, each uses an indexing investment approach, designed to closely track the investment performance of its stated Index. Applicants observe that this management structure and indexing approach is very similar to that described in the WisdomTree Letters.

D. SHARES

As described in subparts I.E. through I.H. below, each Initial Fund will issue and redeem Shares only in aggregations of 50,000 ("Creation Units"). Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable[17]. Purchasers of Creation Units will be able to disaggregate Creation Units into the individual Shares comprising such Creation Unit. The initial value of an individual ETF Share will vary depending on the Initial Fund, but the initial value of any Creation Unit can be expected to be in excess of $1 million dollars.

It is not expected that the Initial Funds' Distributor or any other entity will maintain a secondary market in individual Shares. The Exchange will designate one or more member firms to act as a market maker and maintain a market for the Shares that trade on that Exchange (the "Market Maker"). The Shares will trade on the Exchange in a manner similar to the shares of Prior ETFs, such as those issued by WisdomTree, ProShares, SPDRs, iShares, Select Sector SPDRs and PowerShares currently listed and traded on a Market.

Shares will be registered in book-entry form only; the Initial Funds will not issue individual share certificates for Shares. The Depository Trust Company ("DTC") will serve as securities depository for Shares and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares ("Beneficial Owners") will receive, at the relevant Initial Fund's expense, all of the statements,

[17] For any particular Initial Fund, the number of Shares in a Creation Unit will not change, except in event of a share split, reverse split or similar revaluation.

notices, and reports required under the 1940 Act and other applicable laws ("Required Materials").

E. PURCHASING SHARES

I. General

The Trust will be structured in a manner similar to WisdomTree and other Prior ETFs and therefore it will offer, issue and sell Shares of each Initial Fund in Creation Units through the Distributor on a continuous basis at the net asset value (sometimes referred to herein as "NAV") per share next determined after receipt of an order in proper form. The NAV of each Initial Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time ("ET")), on each Business Day. The Trust will sell and redeem Creation Units of each Initial Fund on every Business Day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the NYSE is closed other than customary weekend and holiday closings, (b) any period during which trading on the NYSE is restricted, (c) any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission by order permit for the protection of holders of Shares.

II. "In-Kind Deposit/Payment" and Balancing Amount

Shares of each Initial Fund will be issued only in Creation Units to Authorized Participants, and only in exchange for (i) primarily a specified "In-Kind" deposit, by the purchaser, of a basket of specified Prior ETFs and ETVs, plus any other specified equity security, if applicable ("Creation Basket"), most or all of which are contained in the FOF Index for such Initial Fund, plus (ii) the specified cash Balancing Amount (described below). The identities and amounts of the components of the Creation Basket will be made available daily to Authorized Participants. Likewise, redemptions of Shares of each Initial Fund in Creation Units generally will be made by the Trust (i) primarily in an "In-Kind" payment to Authorized Participants as briefly described below, plus (ii) the specified cash Balancing Amount. By requiring that purchase and redemption transactions involving Shares be made primarily "In-Kind" rather than in cash, the Initial Funds intend to minimize portfolio turnover, brokerage expenses, and other transaction costs.

Each day the Advisor or the Subadvisor will specify an amount of cash that must accompany the Creation Basket or the Redemption Basket ("Balancing Amount"). The Balancing Amount serves the function of compensating for differences, if any, between the NAV (per Creation Unit) of an Initial Fund and the total aggregate market value (per Creation Unit) of the Creation Basket or the Redemption Basket, as the case may be. As Financial Instruments cannot be delivered "In-Kind", the Balancing Amount accompanying a Creation Basket for each Initial Fund will also include the cost of any Financial Instrument that will become a Portfolio Holding of such Fund, and the Balancing Amount accompanying a Redemption Basket for each

Initial Fund will also include the cost of any Financial Instrument that is a Portfolio Holding of such Fund.

III. Secondary Market Trading of Individual Shares

Individual Shares of each Initial Fund will be listed on a Market and traded in the secondary market in the same manner as other equity securities, including those issued by Prior ETFs. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by any Initial Fund. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve an Initial Fund -- will be subject to customary brokerage commissions and charges. This is the same method employed in connection with the shares of the Prior ETFs, and Applicants expect that Shares of the Initial Funds will trade in a similar manner; that is, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to their NAV.

F. PROCEDURES APPLICABLE TO THE PURCHASE OF INITIAL FUNDS

I. Placement of Purchase Orders

All orders to purchase Creation Units of Shares directly from an Initial Fund must be placed with the Distributor by or through an "Authorized Participant," which is a DTC Participant that has executed a "Participant Agreement" with the Distributor. Once a purchase order has been placed and accepted, the Distributor will inform the Advisor, the Sub-Advisor and the Initial Fund's custodian ("Custodian"). The Authorized Participant will deliver to the Custodian, on behalf of itself or the Beneficial Owner, the relevant Creation Basket (or the cash value of all or a part of such Creation Basket, in the case of a permitted or required cash purchase or "cash in lieu" amount), with any appropriate adjustments as determined by the Initial Fund plus the specified Balancing Amount. Creation Baskets and Balancing Amounts must be delivered to the accounts maintained at the Custodian.

All orders to purchase Creation Units must be received by the Distributor no later than the closing time of the NYSE ("Closing Time") on the date the order is placed (the "Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases. The Distributor will transmit all accepted purchase orders to the relevant Initial Fund. After an Initial Fund has received delivery of the Creation Basket and any accompanying cash payment, including the Balancing Amount, DTC will instruct the Initial Fund to initiate "delivery" of the appropriate number of Shares to the book-entry account specified by the purchaser.[18] The Distributor will furnish the Prospectus for the relevant Shares and a confirmation to those placing purchase orders for Creation Units.

II. Payment for Creation Units

Persons purchasing Creation Units from an Initial Fund generally must make an "In-Kind" deposit of the Creation Basket together with an amount of cash specified by the Advisor (the "Creation Balancing Amount"), plus the applicable Transaction Fee (defined below). The Creation Basket, the Creation Balancing Amount, and Transaction Fee collectively are referred to as the "Creation Deposit". As mentioned above, the Creation Balancing Amount is a cash payment designed to ensure that the NAV of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase and is the amount equal to the difference between the NAV of a Creation Unit and the market value of the Creation Basket[19]. The Initial Funds reserve the right to permit or require the ETF Share purchaser to substitute an amount of cash or a different security to replace any portion of a prescribed Creation Basket,[20] as described in the 1940 Act Application.

The Custodian will make available through the facilities of NSCC on each business day, prior to the opening of trading on the Exchange, a list of the name and the required number of each component of the Creation Basket to be included in the Creation Deposit for each Initial Fund.[21] The Custodian also will make available on a daily basis information about the previous day's Creation Balancing Amount.

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[18]Creation Units may be issued to an Authorized Participant even though the corresponding Creation Basket has not been received in whole or in part, where reliance is made on the undertaking of the Authorized Participant to deliver the missing Creation Basket as soon as possible, where such undertaking is secured by the Authorized Participant's delivery and maintenance of collateral.

[19]If the market value of the Creation Basket is greater than the NAV of a Creation Unit, then the Creation Balancing Amount will be a negative number, in which case the Creation Balancing Amount will be paid by the Fund to the purchaser, rather than vice-versa.

[20]In the future, a Fund may require a Share purchaser to purchase a Creation Unit entirely for cash under certain limited circumstances. For example, on days when a substantial rebalancing of a Fund's Portfolio Holdings is required, a Fund may prefer to receive cash instead of "in-Kind" securities so that it has liquid resources on hand to make the necessary purchases.

[21]The identity and number of components in a Creation Basket required for a Creation Deposit will change from time to time in response to changes in the composition of a Index, or portfolio adjustments by the Advisor. In accordance with the Advisor's Policies and Procedures, all personnel of the Advisor with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

G. PROCEDURES APPLICABLE TO THE REDEMPTION OF INITIAL FUNDS

I. Placement of Redemption Orders

Just as Shares can be *purchased* from an Initial Fund only in Creation Units, such shares similarly may be *redeemed* only if tendered in Creation Units. As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, Shares will be redeemed primarily by an "In-Kind" payment, together with a cash payment of the Redemption Balancing Amount, as described briefly below.

II. Redemption Proceeds

Shares in Creation Units will be redeemable on any day on which the NYSE is open primarily in exchange for an "In-Kind" basket of an Initial Fund's Portfolio Holdings ("Redemption Basket"). The Advisor will make available on each business day, prior to the opening of trading on the Exchange, a list of the name and amount of each component of the Redemption Basket that will be given to Authorized Participants tendering Shares for redemption. The contents of the Redemption Basket provided to such redeemers may or may not be the same as the contents of the Creation Basket required of creators purchasing Creation Units on the same day.[22] Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Basket, the redeemer of a Creation Unit will either receive from, or pay to, the Initial Fund the Balancing Amount equal to the difference ("Redemption Balancing Amount"). (In the typical situation where the Redemption Basket is the same as the Creation Basket, this cash amount will be equal to the Creation Balancing Amount described above in Part I.G.).

An Initial Fund typically will make redemptions primarily "In-Kind", but in all cases, whether payment is made entirely "In-Kind", entirely in cash, or in a combination of each, the value of its redemption payments must equal the NAV of the Shares tendered for redemption. Applicants currently contemplate that Creation Units of each Initial Fund will be redeemed principally "In- Kind", except in certain circumstances. An Initial Fund may make redemptions partly in cash in lieu of transferring "In-Kind" one or more of the components of the Redemption Basket to the redeeming investor if such Initial Fund determines, in its discretion, that such alternative is warranted due to the unusual circumstances. This could happen, for example, if the redeeming investor is unable, by law or policy, to own a particular security that is a component of a Redemption Basket.

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[22] Under some circumstances, the Creation Basket and Redemption Basket could differ; *see* the 1940 Act Application.

H. TRANSACTION FEE

Each Initial Fund will charge a small "Transaction Fee" on investors purchasing or redeeming Creation Units. The maximum Transaction Fee will be fully disclosed in the Prospectus for each Initial Fund.

PART II

A. DISCLOSURE DOCUMENTS

The primary disclosure document with respect to the Shares is, and will be, the Prospectus, briefly described below[23]. As with all investment company securities, including shares of Prior ETFs, the purchase of Shares in Creation Unit size aggregations from an Initial Fund will be accompanied or preceded by the Prospectus for such Initial Fund. A Prospectus also makes clear that Shares may be bought from an Initial Fund only in Creation Unit sized aggregations and redeemed with an Initial Fund only if tendered in Creation Unit sized aggregations. It notes that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit. The Prospectus also discloses certain legal risks that are unique to persons purchasing Creation Units from an Initial Fund, as well as all cautionary language and illustrative examples with respect to "distribution," "underwriting," "unsold allotments" that is required of all Prior ETF issuers.

The Prospectus also provides a plain English overview of the Initial Fund, including its investment objective and investment strategies, the identity of the Initial Fund's Advisor and Sub-Advisor, and the material risks of investing in the Initial Fund, and the composition and frequency of distributions. It also provides a brief, plain English description of the salient aspects of Shares. It also clearly discloses, among other things, that Shares are not redeemable individually, and that an investor selling Shares on the secondary market may incur brokerage commissions when selling such shares and may receive less than the NAV of such shares. In addition, the Prospectus provides the Website address where investors can obtain information about the composition and compilation methodology of an Initial Fund's Index. The Website will make the Initial Fund's Prospectus and Statement of Additional Information ("SAI") available, as well as indicating that the Prospectus and the SAI may be obtained in hard copy, without charge, from the investor's broker or from the Distributor. The Advisor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares.

The SAI includes more detailed information about Shares, and will contain a detailed explanation of the procedures for purchasing and redeeming Creation Units.

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[23]In the future, Applicants may also elect to use and deliver a "Summary Prospectus" as permitted in the final rule adopted by the Commission in Release Nos. 33-8998; IC-28584; File No. S7-28-07(Jan. 13, 2009).; *see* also footnote 9 of the Trust Application.

B. WEBSITE

As discussed above, the Portfolio Holdings of each Initial Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust.[24] The Trust, the Calculation Agent or the Primary Listing Market will also calculate and publish the Estimated NAV (discussed below) for each Initial Fund. The Calculation Agent, or another organization authorized by the Index Provider or the Calculation Agent, will calculate and publish the current updated value of the relevant Index every 15 seconds throughout the trading day.

Each Business Day , the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Index Constituents of each Index and their respective weightings in each Index as of the close of the prior Business Day. Also on each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Portfolio Holdings held by each Fund and their respective weightings, and each Fund's per share NAV, last-traded price and midpoint of the bid/ask spread as of the NAV calculation time ("Bid/Ask Price"), all as of the prior Business Day.

PART III

A. DISSEMINATION OF INFORMATION ABOUT CREATION AND REDEMPTION BASKETS

As discussed above, the names and required number of shares of each component of the Creation Basket and the Redemption Basket to be tendered in connection with the issuance or redemption, respectively, of Shares in Creation Units for each Initial Fund, will be made available by the Custodian through the facilities of NSCC on a daily basis prior to the opening of trading on NYSE Arca.

B. DISSEMINATION OF INFORMATION ON TRADING IN THE DEPOSIT AND REDEMPTION SECURITIES

The prices of each component of an Initial Fund's Deposit Basket and Redemption Basket will be available from, as applicable, the relevant listing Market, other Markets, automated quotation systems, sources such as independent pricing services, newspapers and other publications prior to the opening of trading on NYSE Arca.

---

[24] The Trust will comply with its obligations set forth in Form N-lA, to disclose in its policies and procedures with respect to the disclosure of its portfolio-securities and to state its Prospectus that a description of each Fund's policies and procedures is available in the SAI *See* Release No. IC-26418.

C. DISSEMINATION OF INFORMATION ABOUT SHARES

In order to provide current Share pricing information for use by investors, professionals and persons wishing to create or redeem Shares, information will be made available by the Custodian through the facilities of NSCC including, among other things, the previous day's Creation Cash Component. In addition to the information made available by the Custodian, it is expected that for each Initial Fund, (i) the Exchange will disseminate continuously throughout the trading day, through the facilities of the consolidated tape, the market price of a Share, and (ii) the Exchange data vendor, independent pricing service or other market information provider (for example, Bloomberg), every 15 seconds throughout the trading day, separately from the consolidated tape, will disseminate a calculation of the estimated NAV of a Share (which estimate is anticipated to be very close to, but not a substitute for, the "real-time" NAV during such trading day). Comparing these two figures may allow an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.

The Website, which is publicly accessible at no charge, will contain the following information on a per ETF Share basis, for each Initial Fund: (i) the prior business day's NAV and the bid/asked price, and a calculation of the premium or discount of the bid/asked price at the time of calculation of the NAV against such NAV; and (2) data in a chart format for a period covering each four previous calendar quarters (or life of an Initial Fund, if shorter) displaying the frequency distribution of discounts and premiums of the daily bid/asked price against the NAV.

PART IV

Comparison of the Initial Funds to the Other ETFs Which Have Sought Similar Commission Action and Received Similar Relief

Applicants believe that the relief requested herein is substantially similar to the relief granted by the Commission to Prior ETFs in response to their individual requests, including the ProShares Letters, and is virtually identical to that granted in the WisdomTree Letters and the ETF Class Relief Letters.

Applicability of the ETF Class Relief to the Initial Funds

Collectively, the ETF Class Relief Letters provide exemptive and/or no-action or interpretive relief with respect to Section 11(d)(1) of the 1934 Act and Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5, 15c1-6 under such Act as well as Rules 101 and 102 of Regulation M, to any ETF that meets the criteria set forth in the Equity ETF Class Relief Letter and the SIA Letter. The Equity ETF Class Relief Letter sets forth five criteria that an ETF must meet in order to rely upon the ETF Class Relief. These are:

> "1. The ETF Shares are issued by an open-end investment company or unit investment trust registered with the Commission under the Investment Company Act;

2. The ETF consists of a basket of twenty or more Component Securities: with no one Component Security constituting more than 25% of the total value of the ETF;

3. At least 70% of the ETF must be comprised of Component Securities that meet the minimum public float and minimum average daily trading volume thresholds under the 'actively-traded securities' definition found in Regulation M for excepted securities during each of the previous two months of trading prior to the formation of the relevant ETF; provided, however, that if the ETF has 200 or more Component Securities then 50% of the Component Securities must meet the actively-traded securities thresholds;

4. ETF shares are to be issued and redeemed in Creation Unit aggregations of 50,000 shares or such other amount where the value of a Creation Unit is at least $1 million at the time of issuance; and

5. The ETF must be managed to track a particular index all of the components of which have public available last sale trade information. The intra-day proxy value of the ETF per share and the value of the "benchmark" index must be publicly disseminated by a major market data vendor throughout the trading day."[25]

The SIA Letter sets forth the following three conditions that ETFs must satisfy in order to rely on the relief from Section 11(d)(1 and Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 granted therein:

1. "The ETF shares are issued by an open-end investment company or unit investment trust registered with the Commission under the Investment Company Act;

2. The ETF shares are listed and trade on a market that has obtained approval from the Commission pursuant to Section 19(b) of the Exchange Act of a rule change regarding the listing and trading of the ETF shares on the market (or that is relying on Rule 19b-4(e) to list and trade the ETF shares); and

3. The ETF (a) consists of a basket of twenty or more Component Securities, with no one Component Security constituting more than 25% of the total value of the ETF, and is managed to track a particular index all of the components of which are publicly available; or (b) solely for purposes of the exemptive relief for Broker-Dealer APs from Section

[25] *See,* Equity ETF Class Relief Letter at 2.

> 11(d)(1) of the Exchange Act, is an ETF with respect to which the staff of the Division of Market Regulation ("Staff") has granted Non-AP Broker-Dealers (as defined below) relief from the requirements of Section 11(d)(1) in a letter dated prior to the date of this letter, provided that the ETF has not changed in such a way as to materially affect any of the facts or representations in such prior letter." *(footnotes omitted)*

Each Initial Fund will meet all of the criteria of the Equity ETF Class Relief Letter set forth above with the exception of Condition 2; that is, none of the Initial Funds will hold "a basket of twenty or more"[26] Index Constituents and one or more Initial Funds may hold, from time to time, a Prior ETV and/or Prior ETF in excess of 25% of the total value of the Initial Fund. Similarly, each Initial Fund will meet the conditions of the SIA Letter except for Condition 3. Applicants note, however, that each of the Prior ETFs and ETVs held by an Initial Fund itself will have either met all conditions set forth in the Equity ETF Class Relief Letter and the SIA Letter, or the ETV Class Relief Letter, respectively or will have received individual relief from the Commission. Therefore, Applicants hereby request, in the alternative, that the Commission grant exemptive, interpretive or no-action relief from Section 11(d)(1) of the 1934 Act, from Rules l0b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares of each Initial Fund, and the creation or redemption of Shares of such Initial Funds, as discussed below. As noted above, this relief is substantially similar to individual relief granted to the Other ETFs as well that granted in the Equity Class Relief.

PART V

A. RULE 101 OF REGULATION M

Applicants respectfully request that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of Initial Shares of an Initial Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Shares.

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

[26] *Ibid.*

Applicants understand that while broker-dealers that (i) tender the Creation Basket for an Initial Fund to the Trust through the Distributor in return for Creation Unit(s) or (ii) redeem Creation Units for receipt of the Redemption Basket (which is usually the same as the Creation Basket) generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Advisor for the sale of Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, inter alia, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, individual Shares of Initial Funds are not redeemable except in Creation Units. Due to the redeemability of such Shares in Creation Units, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares of Initial Funds. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, Applicants request that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of its Shares in Creation Units, transactions in the Shares of Initial Funds would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares of Initial Funds may be created and redeemed, primarily "In-Kind" (or in cash in certain cases) at NAV, on any business day; holders of such Shares also have the benefit of intra-day secondary market liquidity by virtue of their Exchange listing. Thus, the secondary market price of an Initial Fund's Shares should not vary substantially from the NAV of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Initial Shares and their NAV should be eliminated by this arbitrage activity. Given that the NAV of an Initial Fund's Shares is largely based on the market value of such Initial Fund's Portfolio Holdings, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect NAV. Similarly, such transactions should not have a significant effect on the market price of an Initial Fund's Shares.

Applicants also respectfully request relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of Shares of any Initial Fund or shares of any components of an Initial Fund's Creation Basket (i) to purchase a Creation Basket for the purpose of tendering it to such Initial Fund as part of a Creation Deposit, for the purchase of Creation Units of Shares of such Initial Fund and (ii) to tender Shares of such Initial Fund for redemption in Creation Units and to receive a Redemption Basket as part of redemption proceeds.

Applicants request that the Commission clarify that the tender of the Shares of any Initial Fund to such Initial Fund for redemption and the receipt of some or all of the components of a Redemption Basket upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the components of a Redemption Basket. As described above, following notice of redemption, an Initial Fund will deliver the specified components of a Redemption Basket after the redemption request is received in proper form, except in those cases where redemption proceeds are paid in cash. Absent unusual circumstances, the Trust will not purchase such Redemption Basket in the secondary market to fulfill a redemption request. Therefore, redemptions of Initial Fund Shares cannot be expected to affect the market price of the Redemption Basket. As indicated above, the Distributor will not engage in any secondary market transactions in Initial Fund Shares, either for its own account or for investors.

In addition, Applicants believe that the purchase of a Creation Basket occurring when a creator is engaged in a distribution with respect to the components of such Creation Basket, made for the purpose of acquiring a Creation Unit of Shares, should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Applicants state that there is no ability to manipulate the price of one or more Index Constituents by executing Creation Unit transactions, for several reasons. As mentioned above, no Initial Fund will hold in excess of 3% of the outstanding shares of any Underlying ETF that is an Index Constituent of such Initial Fund's FOF Index, and may hold considerably less than such amount.[27] In addition, the liquidity requirements that are part of the Process' selection parameters, ensure that only large ETFs will become Index Constituents of such Initial Fund's FOF Index. It is difficult to imagine that a creator could effectively manipulate the price of shares of any Underlying ETF by engaging in Creation Unit transactions involving a position far smaller than 3% of such ETF's total outstanding shares. Applicants also note that the Underlying Prior ETFs that are Index Constituents of each initial Index are themselves index funds that are either subject to the ETF Class Relief or have received individual relief from the application of Rule 101, and in all cases are subject to the arbitrage mechanism inherent in the ETF structure. Given that the Prior ETFs have successfully argued that the risk of price manipulation in their single tier Index ETFs is unlikely, Applicants believe the same result is even more unlikely in an Initial Fund comprised of such single tier ETFs. Therefore, Applicants state that there is no ability to manipulate the price of one or more Index Constituents by entering into Creation Unit

[27] In order for any FOF Fund to comply with the requirements of Section 12(1)(d)(1)(F) of the 1940 Act, it, together with all of its affiliated persons, including all other Funds, may not hold in excess of "3% of the total outstanding stock" of such ETF. Applicants note, therefore, that although a single FOF Fund may hold up to 3%, it is likely to hold less than this maximum because 3% is an aggregate cap applicable to all Funds that hold shares of such ETF. Were more than one Initial Fund to hold the shares of a particular Prior ETF, each such Fund would necessarily hold less than 3% of the outstanding shares of such Prior ETF.

transactions. Even assuming, for the purposes of discussion, that a creator managed to engage in price manipulation via Creation Units transactions, for the reasons discussed above, Applicants note that aberrations in the price should be readily detected by the marketplace and corrected by arbitrage activity when detected, thus eliminating the need for the limitations contained in Rule 101.

For all these reasons therefore, Applicants believe that the application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule. In view of the inability to manipulate the price of one or more Index Constituents by creating Creation Units of Initial Fund Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of such Shares to affect significantly Share pricing, Applicants believe that the application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Initial Fund Shares or an Index Constituent of an Fund Creation Basket is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and such Shares and thus undermine the potential beneficial market effect of Share trading.

B. RULE 102 OF REGULATION M

Applicants also request that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Initial Fund Shares in Creation Units, for the reasons previously stated under the request for relief under Rule 101(c)(4), transactions in such Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Applicants believe that the application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. Applicants respectfully request that the Commission grant an exemption under paragraph (e) of Rule 102 to allow each of the Initial Funds to redeem Shares in Creation Units during the continuous offering of their Shares. Applicants respectfully submit that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow each of the Initial Funds to redeem their Shares in Creation Units during the continuous offering of such Shares.

For the reasons described above in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares of Initial Funds can not be used to manipulate the price of one or more components of a Redemption Basket during a distribution of such components. The Trust will redeem the Creation Units of Initial Fund Shares at the NAV of such Shares. Although Shares of Initial Funds are traded on the secondary market, such Shares may only be redeemed in Creation Units. Thus, Applicants believe that the redemption by of the Shares of each of the FOF Initial Funds at NAV in consideration principally for components of a Redemption Basket does not involve the abuses that Rule 102 was intended to prevent.

C. RULE 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, principal amount, price yield and number of units or units (or principal amount) of the security purchased or sold. Applicants request that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of Shares of Initial Funds (all of which are in Creation Units). Applicants are not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of Shares of Initial Funds in the secondary market.

Applicants propose that broker-dealers either creating or redeeming Shares of Initial Funds in Creation Units for their customers be permitted to provide such customers with a statement of the number of such Creation Units created or redeemed without providing a statement of the identity, number and price of individual components of the Creation Basket tendered for purposes of creation of Creation Units, or the identity, number and price of the individual components of the Redemption Basket to be delivered to the redeeming holder. As mentioned above, the composition of the Creation Basket or Redemption Basket required for tender or delivery, respectively, will be disseminated by the Initial Fund's Custodian on each business day and will be applicable to requests for creations or redemption, as the case may be, on that day. This information will be publicly available at the primary listing Exchange and will be made available to requesting broker-dealers or other persons through the facilities of NSCC. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. Applicants anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable Creation Basket or Redemption Basket, so that specific information in the Rule 10b-10 notification would be redundant.

Applicants agree that any exemptive or interpretive relief under Rule 10b-10 with respect to creations and redemptions of Initial Funds be subject to the following conditions:

(1) Confirmation statements of creation and redemption transactions in Shares will contain all of the information specified in paragraph (a) of Rule 10b-10 other than identity, price, and number of shares of each individual securities constituent of the Creation Basket or the Redemption Basket tendered or received by the customer in the transaction;

(2) Any confirmation statement of a creation or redemption transaction in Shares that omits the identity, price, or number of shares of each individual securities constituent of the Creation Basket or the Redemption Basket will contain a statement that such omitted information will be provided to the customer upon request; and

(3) All such requests will be fulfilled in a timely manner in accordance with paragraph (c) of Rule 10b-10.

D. RULE 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). The Trust respectfully requests the Commission, pursuant to paragraph (b)(2), unconditionally exempt the Trust from the application of Rule 10b-17. Application of the Rule to the Trust would be impractical and unnecessarily burdensome, in view of the fact that holders of Shares are not holders of the Prior ETFs, ETVs and other Portfolio Holdings of an Initial Fund. Given the nature of the Initial Funds as FOF funds, Applicants believe that compliance with Rule 10b-17 would be impractical and would not solve any of the concerns that the rule was designed to address.

As an investment company, the Trust is required by the Internal Revenue Code to distribute at least 98% of its ordinary income and capital gains during the calendar year. If the Trust declares too small a dividend, it will be charged an excise tax. If it declares too large a dividend, the excess could be considered a return of capital to investors. To avoid an over- or under-distribution of ordinary income, mutual funds, including the Trust, must estimate: (i) the amount of ordinary income to be earned during the period from the date the dividend is declared to December 31; and (ii) the number of shares that will be outstanding as of the record date. Requiring the Trust to declare its dividend ten days in advance of the record date would increase the period for estimating ordinary income and the number of outstanding shares, and thus increase the risk of an over- or under-distribution. Requiring the Trust to declare its dividend ten days in advance of the record date also would increase the chance that the Trust would over- or under-distribute capital gains. Unlike ordinary income, the Trust does not have the problem of estimating the aggregate amount of capital gains it will earn between declaration date and year-end, but as noted above, requiring the Trust to declare its dividend ten days in advance of the record date would increase the chance that the Trust would misestimate the number of outstanding shares. This, in turn, would increase the chance that the Trust would mis-estimate the per share amount of capital gains it must distribute. In view of the foregoing, the Trust requests that the Commission, pursuant to paragraph (b)(2), exempt the Trust, its Initial Funds and the Initial Shares from the application of Rule l0b-17.

In the alternative, the Trust seeks clarification that the exemption contained in paragraph (c) of Rule 10b-17 is applicable to the Initial Shares of each Initial Fund of the Trust. Paragraph (c) of Rule 10b-17 states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. But for the fact that Shares of each Initial Fund may only be redeemed in Creation Unit sized aggregations, such Shares are redeemable securities issued by the Trust. It is in recognition of the foregoing that the Commission has issued the Trust Order to Applicants, as well as orders to Other ETFs, permitting them to issue shares with limited redeemability while at the same time treating them as other open-end investment companies. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Shares of each Initial Fund of the Trust.

E. SECTION 11(d)(1); RULES 11d1-1 AND 11d1-2

Section 11(d)(1) of the 1934 Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-1 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom such credit is extended has owned the securities for more than thirty days.[28]

In the SIA Letter, the Staff has previously issued class relief under Section 11(d)(l) and Rule 11d1-2 with respect to ETFs which meet certain conditions. Applicants request that similar relief be extended with respect to the Initial Funds subject to the identical conditions enumerated in the SIA Letter. Under the conditions of the SIA Letter, the only compensation a broker-dealer will receive for representing a customer in purchasing Shares of the Initial Funds is the commission charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. Therefore, there is no special financial incentive to a broker-dealer, except the broker-dealer's regular commission, to engage in secondary market transactions in Shares of the Initial Funds, whether as principal or agent. In view of the foregoing, Applicants do not believe that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers furthers the purpose of Section 11(d)(1) or Rule 11d1-2.

F. RULE 15c1-5 AND 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above, Applicants believe that disclosure by a broker-dealer of a control relationship with the issuer of a Index Constituent of the relevant Initial Index, or of a participation in the distribution of one of the security components of an Initial Fund's Portfolio Holdings would impose an unnecessary and unjustifiable burden on broker-dealers engaging in Share transactions for their customers. As discussed above, there is no realistic potential for manipulating the market price of any component of an Initial Fund's Portfolio Holdings by

[28] Applicants note that broker-dealers that engage in both creation of Creation Units of Shares of Initial Funds and secondary market transactions in such Shares and that meet the requirements of Rule 11d1-1 may be covered by the exemptions provided in such rule.

transactions in its Shares. Application of the Rules could adversely affect the attractiveness of Initial Fund Shares to broker-dealers and thereby affect market liquidity and the utility of such Shares as a form of basket trading. Applicants, therefore, requests the Commission to grant no-action relief from application of the Rules 15c1-5 and 15c1-6 with respect to creations and redemptions of Initial Fund Shares and secondary market transactions therein.

PART VI

Based on the foregoing, Applicants respectfully request that the Commission and the Division grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Trading and Markets have taken in similar circumstances.

Thank you for your consideration of this request. The Trust intends to launch the trading of the Shares of the Initial Funds on March 25, 2009 as soon as practicable after the appropriate regulatory relief has been obtained. In light of this schedule and given the ample precedent for the requested relief, Applicants are hopeful that the requests contained herein will be handled expeditiously. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (212) 940-6304.

Very truly yours,

Kathleen H. Moriarty

KHM:mb

cc: James L. Eastman, Esq.
Brian A. Bussey, Esq.
Bradley Gude, Esq.
Darren Vieira, Esq.
Division of Trading and Markets
Michael W. Mundt, Esq.
Division of Investment Management

filenо:
132-02685

Clk: 146410S